Exhibit 21

The consolidated subsidiaries of the Registrant at February 1, 2026 were as follows:

Name	State or Other Jurisdiction of Incorporation
CBI-Kansas, Inc.	Kansas
Commerce Bank	Missouri
Commerce Brokerage Services, Inc.	Missouri
Clayton Holdings, LLC	Missouri
Clayton Financial Corp.	Missouri
Clayton Realty Corp.	Missouri
Illinois Financial, LLC	Delaware
Commerce Investment Advisors, Inc.	Missouri
CBI Equipment Finance, Inc.	Missouri
CB Acquisition, LLC	Delaware
LJ Hart & Company	Missouri
Tower Redevelopment Corporation	Missouri
CFB Partners, LLC	Delaware
CFB Venture Fund I, Inc.	Missouri
CFB Venture Fund, L.P.	Delaware
Capital for Business, Inc.	Missouri